Exhibit 99.1

Arco Platform Limited Receives Antitrust Approval for Acquisition of Sistema Positivo de Ensino

São Paulo, Brazil, October 23, 2019 — Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has received final antitrust approval from Brazil’s Administrative Council for Economic Defense — CADE, with no conditions, for its previously announced acquisition of Sistema Positivo de Ensino (Positivo).

The acquisition, which remains subject to other customary closing conditions, is expected to close in the near term.

About Arco Platform Limited

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br